FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) and Material Change Report – Private Placement

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: January 29, 2007

BY:

Chris Robbins

It’s       Vice President

(Title)

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Anglo Swiss Resources Inc.

Suite 309 - 837 West Hastings Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

January 29, 2007

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

December 4, 2007

- ANGLO SWISS RESOURCES ANNOUNCES flow through PRIVATE PLACEMENT
- Receives 5 YEAR DRILLING PERMIT on the FRY INLET DIAMOND PROPERTY

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) is proposing a flow-through financing via a non-brokered private placement of shares utilizing the CRA Flow-Through Share Program. The corporation intends to raise $500,000 with the proceeds being used primarily to drill the Fry Inlet Diamond Property, Lac de Gras, NWT. The exploration expenditures incurred are renounced back to the participating investors as an Investment Tax Credit for their 2006 taxation year.  This placement is subject to regulatory approval.

Each Private Placement Unit will consist of one (1) Flow Through Common Share (at $0.10 per Common Share), and one (1) Flow Through Warrant.  Each whole Warrant will entitle the holder to acquire one (1) additional Flow-Through Common Share at an exercise price of $0.15 for a period of 12 months from the closing date.  There is no finder’s fee payable in respect to this private placement, the shares and warrants will be subject to a minimum hold period, restricted from resale for four months from the closing date of the Offering.

The Company has received a Type “B” Land Use Permit for a period of five years for an initial 15 drill holes on the Fry Inlet Diamond Property and is targeting the LI-201 diamondiferous kimberlite and the associated “cluster-like” assemblage of 7 nearby geophysical anomalies.

Recent work on the Fry Inlet Diamond Property in 2006 included an airborne geophysical survey which was followed with another round of till samples. These programs identified over 112 targets of which the Company considers 12 to be “high priority” drill targets.  These drill targets lie at the northern end of the Lac de Gras kimberlite cluster (Ekati and Diavik Diamond Mines) and include the Company’s LI-201 kimberlite body which proved significantly diamondiferous in a previous drill program.

Seven of these high priority targets surround and include the LI-201.  Two prior drill holes produced 280 kilograms of kimberlite and the rock produced 60 diamonds larger than a 0.15-millimetre cut-off. The size distribution was encouragingly coarse as three stones sat on a 0.5-millimetre screen; 14 macro diamonds and 46 micro diamonds were counted.  Anglo Swiss believes the body is a kimberlite “lobe” trailing away from a larger body possibly contained within the “cluster-like” assemblage. The latest geophysical data provides a likely target for that larger pipe.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.

January 26, 2007

Kenville Mine Law Suit - Private Placement Closes

Anglo Swiss Resources Inc. (TSX.V-ASW & OTCBB-ASWRF) announces that it has filed a Statement of Defence in response to a lawsuit commenced in Supreme Court of British Columbia File No. S068401 by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd., and Glacial Holdings Inc. (the “Optionees”).

Anglo Swiss Resources Inc. (“Anglo Swiss”) entered an Option Joint Venture Agreement (the “OJVA”) with the Optionees on September 5, 2002.  Under the terms of the OJVA, the Plaintiffs could earn a 70% interest in mineral rights associated with Anglo Swiss’s Kenville Mine property, located near Nelson, B.C. (the “Property”) and could form a joint venture with Anglo Swiss.  The Plaintiffs subsequently assigned 88% of their potential interest in the Property to Gold Standard Resources Corp. (“Gold Standard”).

In order to exercise their option, the Optionees were required to incur $700,000.00 worth of expenditures in exploring and developing the Property.  The OJVA established an audit procedure to determine if the Optionees had fulfilled their obligations to Anglo Swiss.

Pursuant to the OJVA, Anglo Swiss has appointed Peter J. de Visser, B.Comm., C.A., of DeVisser Gray, Chartered Accountants, to audit the exploration expenditures alleged by the Optionees.

In its Statement of Defence, Anglo Swiss denies the allegations contained in the Optionees’ Statement of Claim.  In Particular, Anglo Swiss says that the claim is without merit as it has been brought before the audit has determined whether the Optionees are entitled to exercise their option.  A claim to have a joint venture declared at this stage would be an attempt to avoid the audit procedure that Anglo Swiss and the Optionees agreed to when they entered the OJVA.  Further, Anglo Swiss has denied the Optionees’ allegations of breach of contract or breach of duty of good faith as being without basis.

Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

December 2006 Private Placement Closed

The Company has distributed 850,000 common shares through a private placement announced on December 4, 2006. The private placement consisted of 850,000 Units consisting of 850,000 flow through common shares at $0.10 per share, plus 850,000 warrants to purchase an additional 850,000 flow through common shares at $0.15 per share until December 29, 2007. The common shares and warrant shares will bear a restrictive legend to prohibit trading until April 30, 2007.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1. Reporting Issuer

Anglo Swiss Resources Inc. (the “Company”)

#309 – 837 West Hastings Street

Vancouver, British Columbia,  V6C 3N6

Phone: 604-683-0484

ITEM 2. Date of Material Change

December 29, 2006*

ITEM 3. Press Release

The Press Release was issued by the Company in Vancouver, British Columbia, announcing the proposed private placement offering on December 4, 2006, via CCN Mathews News Service. The Exchange Acceptance Release was issued on January 10, 2007.

ITEM 4. Summary of Material Change

The Company has distributed 850,000 common shares through a private placement closed on December 29, 2006. The private placement consisted of 850,000 Units issued to 7 participants consisting of 850,000 flow through common shares at $0.10 per share, plus 850,000 warrants to purchase an additional 850,000 flow through common shares at $01.15 per share until December 29, 2007. The common shares will bear a restrictive legend as per regulatory guidelines.

ITEM 5. Full Description of Material Change

See attached News Release.

* Exchange approval received on January 10, 2007.

ITEM 6. Reliance on Section 7.1(2) or (3) of NI 51-102

Not applicable.

ITEM 7. Omitted Information

Not applicable.

ITEM 8 Senior Officers

For further information please contact:

 Chris Robbins

 Vice-President

 #309 – 837 West Hastings Street

 Vancouver, BC  V6C 3N6

 Tel: (604) 683-0484. email: info@anglo-swiss.com

ITEM 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 24th day of January, 2007.

ANGLO SWISS RESOURCES INC.

Per:

s/  “Chris Robbins”

Chris Robbins

Director

cc: TSX Venture Exchange